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                                                                     EXHIBIT 20

[CVD Letterhead]
                                                         FOR FURTHER INFORMATION
                                                      CONTACT STEPHEN KROLL, CFO
                                                                  (949) 457-9546


                      CARDIOVASCULAR DYNAMICS AND RADIANCE
                  MEDICAL SYSTEMS SHAREHOLDERS APPROVE MERGER

       -- CVD CHANGES NAME TO REFLECT NEW FOCUS, RENEWED OPPORTUNITIES --

Irvine, CA -- Thursday, January 14, 1999 -- CardioVascular Dynamics, Inc. (Nasdaq NM: CCVD) (CVD) and Radiance Medical Systems, Inc. announced today the approval of the acquisition of Radiance Medical Systems, Inc. by CVD at a Special Meeting of the share holders held today at CVD.

The combined company, which will be named Radiance Medical Systems, Inc., will focus its research and development on the use of radiotherapy in the treatment of coronary and peripheral vascular disease. CVD/Radiance expects to begin trading on the Nasdaq National Market under the symbol "RADX" beginning on Monday, January 25, 1999.

"This is a landmark day for our companies which will result in a combined entity that we believe creates significant opportunities for profitable growth and long-term enhancement of shareholder value," said Michael R. Henson, Chairman of Radiance and who will also become Chief Executive Officer in February 1999. "As a result of this acquisition, we believe we have brought together innovative technologies that are extremely complementary and which could result in clinically superior products that serve real medical needs in growing markets. We have established a sound plan to integrate the development of Radiance technology with CVD's SEAL [Self Expanding Arterial Liner] devices and are ready to deploy our collective resources to successfully develop and commercialize these technologies."

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The total value of the CVD Common Stock to be issued to the Radiance
Stockholders at closing was approximately $7 million. Assuming all product development milestones are met on scheduled dates, no options are exercised and there is no adjustment upon registration of the CVD Common Stock with the SEC, an additional amount of approximately $6.9 million of CVD Common Stock will be issued to former Radiance Stockholders.

Under the terms of the merger agreement, CVD agreed to pay the stockholders of Radiance $3.00 for each share of Radiance Preferred Stock and $2.00 for each share of Radiance Common Stock. In addition, Radiance stockholders may receive product development milestone payments of up to $2.00 for each share of Radiance Series A Preferred Stock and up to $3.00 for each share of Radiance Common Stock based on the achievement of certain events including regulatory approvals, and an additional adjusted payment upon the registration for resale of the CVD Common Stock with the Securities and Exchange Commission. Such milestone payments may increase by up to 30% percent by early achievement and may decrease or be eliminated by late achievement or non-achievement of such milestones.

Holders of Radiance Common Stock will receive CVD Common Stock for their shares. A majority of the holders of Radiance Series A Preferred Stock will receive CVD Common Stock while an aggregate of approximately $690,000 will be paid to those preferred holders who elected a cash payment. In addition, all outstanding stock options of Radiance accelerated and vested immediately prior to the closing of the merger. To the extent not exercised, such options were assumed by CVD and converted into an option, at the same exercise price, to purchase $2.00 worth of CVD Common Stock. Option holders shall also receive up to $3.00 per share in milestone payments, when and if paid to holders of Radiance Common Stock, subject to adjustment as described above. CVD has agreed to register for resale the shares of CVD Common Stock issued to the holders of Radiance stock and options.
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Radiance Medical Systems, Inc. develops radiotherapy catheter delivery systems for the site-specific delivery of radiation to prevent reoccurrence following interventional treatment of atherosclerosis.

CardioVascular Dynamics develops peripheral and coronary stents, coronary stent delivery systems, balloon dilatation catheters for coronary and peripheral vascular use, site-specific drug delivery catheters systems.

Except for historical information contained herein, this Press Release contains forward looking statements, the accuracy of which are necessarily subject to risks and uncertainties. Actual results may be affected by, among other things, new product development and introduction cycles, research and development activities, including failure to demonstrate clinical efficacy, delays by regulatory authorities, scientific and technical advances by CVD/Radiance Medical Systems or third parties, introduction of competitive products, third party reimbursement and physician training, and other risk factors and matters set forth in the Company's Form 10-K for the year ended December 31, 1997 and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.


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